[SUTHERLAND ASBILL & BRENNAN LETTERHEAD]

DAVID S. GOLDSTEIN

DIRECT LINE: 202.383.0606

Internet: david.goldstein@sablaw.com

February 27, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	GE Investments Funds, Inc.

File No. 811-04041

Commissioners:

On behalf of GE Investments Funds, Inc. (the “Company”), attached for filing with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 20a-1 under the Investment Company Act of 1940, as amended, Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, and Rule 101(a) of Regulation S-T, is a conformed electronic format copy of the definitive solicitation materials requesting voting instructions from owners of variable annuity contracts and variable life insurance contracts (“contract owners”) indirectly invested in the Total Return Fund (the “Fund”), an investment portfolio of the Company, with respect to a number of proposals pertaining to the operation of the Fund.

On February 19, 2009, Mark Cowan, a member of the staff of the Commission, provided us with comments by e-mail regarding the Company’s preliminary proxy materials filed on February 9, 2009 (the “Preliminary Materials Filing”). On behalf of the Company, set forth below are the comments received by the Company and the Company’s responses to those comments.

1.	The proxy states on page 8 that GEAM and the Board are proposing, among other things, the “retention of” Urdang to manage real estate related investments. Please consider clarifying the disclosure so it is clear that shareholders are not being asked to retain a current sub-adviser.

We have added language clarifying the fact that shareholders are being asked to retain Urdang as a new sub-adviser to the Fund.

2.	The proxy states that if adopted and implemented, proposals 1, 2 and 3 would result in a substantial increase in costs to GEAM. Proposal 1, however, notes that a “managers of managers” arrangement will allow the fund to retain sub-advisers without incurring the expense and delays of obtaining shareholder approval of agreements with sub-advisers and proposal 2 notes that approval of the proposed sub-advisory agreement with Urdang will not increase the total amount paid by the fund for advisory and sub-advisory services. As such, please clarify how these two proposals will result in increased costs to GEAM (and necessitate an increase in the fee rate that the fund pays GEAM under the advisory agreement).

We have added disclosure consistent with the comment on pages 7-8 of the proxy statement.

3.	The third sentence of the paragraph entitled “Class 2 Shares, Class 3 Shares and Class 4 shares” should read: “As with the Class 1 Investor Service Plan, expenses .. . . are not intended [to] finance distribution . . . .”

We have added disclosure consistent with the comment on page 8 of the proxy statement.

4.	In the table of pro forma operating expenses, please state whether the fee waiver is contractual. Also, please explain the reason for the reduction in the fee waiver from 0.07% to 0.03%.

We have revised the footnotes to the table of pro forma operating expenses to clarify the fee waivers that are contractual in nature, and to further clarify the components making up the amounts shown in the row in the table entitled “Fees Waived by (Repaid to) the Adviser.”

At a meeting of the Board of Directors of the Company (the “Board”) held on February 25, 2009, the Board decided not to proceed with Proposal 5D that was originally included in the Preliminary Materials Filing. Therefore, in addition to the changes made in response to the comments of the Commission staff, the current filing (1) does not include Proposal 5D, (2) contains additional disclosure relating to the February 25, 2009 meeting of the Board, and (3) incorporates minor editorial changes.

In connection with our responses to Mr. Cowan’s comments, the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure made in its filings, (2) comments from the Commission staff or changes to disclosure in response to comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert comments from the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions of comments, please call the undersigned at the above number or Michael Pawluk at (202) 383-0770.

Sincerely,

/s/ David S. Goldstein

David S. Goldstein

Attachment

cc:	Jeanne LaPorta, Esq.

JoonWon Choe, Esq.

Joseph Carucci